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SEC FILE NUMBER
0-29486

CUSIP NUMBER
589981109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Merge Healthcare Incorporated

Full Name of Registrant
Merge Technologies Incorporated

Former Name if Applicable
6737 West Washington Street, Suite 2250

Address of Principal Executive Office (Street and Number)
Milwaukee, Wisconsin 53214

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously reported, the Company restated its 2006 Annual Report on Form 10-K and first quarter 2007 Quarterly Report on Form 10-Q and did not timely file its second and third quarter 2007 Quarterly Reports on Form 10-Q as a result of such restatement. The restatement is now complete, but the delay in filing the Company’s 2007 Quarterly Reports on Form 10-Q for the second and third quarter has caused the Company to be unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2007 without unreasonable effort or expense.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Craig D. Apolinsky	(770)	810-7521
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that significant changes in its results of operations will be reflected in the earnings statements included in its Annual Report on Form 10-K for the year ended December 31, 2007 when compared to the year ended December 31, 2006. In particular, the Company anticipates that its cash and cash equivalents at December 31, 2007 will total $14.0 million compared to $45.9 million at December 31, 2006. In addition, for the year ended December 31, 2007, the Company anticipates reporting a net loss of $171.3 million on revenue of $59.6 million, compared with a net loss of $258.9 million on revenue of $74.3 million for the year ended December 31, 2006. The principal factor accounting for the difference in net loss relates to goodwill and other intangible asset impairment charges that were incurred in the years ended December 31, 2007 and 2006. The Company anticipates that the impairment charges for the year ended December 31, 2007 will be approximately $132 million, and the impairment charges for the year ended December 31, 2006 were approximately $224 million.

Merge Healthcare Incorporated
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2008	By	/s/ Craig D. Apolinsky

Craig D. Apolinsky
Secretary